Exhibit 4.6

Caesars Entertainment, Inc.

Floating Rate Contingent Convertible Senior Notes due 2024

First Supplemental Indenture

Dated as of November 4, 2004

To Indenture dated as of April 7, 2004,

U.S. Bank National Association

as Trustee

FIRST SUPPLEMENTAL INDENTURE, dated as of November 4, 2004 (this “Supplemental Indenture”), among Caesars Entertainment, Inc., a Delaware corporation (the “Company”), and U.S. Bank National Association, as trustee (the “Trustee”).

W I T N E S S E T H:

WHEREAS, the Company and the Trustee executed and delivered an Indenture, dated as of April 7, 2004 (the “Indenture”), providing for the issuance of Caesars Floating Rate Contingent Convertible Senior Notes due 2024 (the “Securities”)(all capitalized terms used herein and not defined have the definitions given them in the Indenture);

WHEREAS, as indicated by references to Section 10.14 of the Indenture in Sections 10.01 and 10.02 of the Indenture and Section 8 of the Security, Section 10.14 of the Indenture was intended to be applicable to the conversion of the Securities after the 15-day period referred to in Section 10.01(a)(v).

WHEREAS, Section 10.11 of the Indenture is silent (i) as to application of Article 10 of the Indenture in the context of a consolidation, combination, merger or share exchange in which the Company’s stockholders are entitled to elect different types of consideration, and (ii) as to whether Section 10.14 would continue to be the basis for conversion of the Securities after the 15-day period referred to in Section 10.01(a)(v), which omissions, when taken together with the provisions of Sections 10.01, 10.02 and 10.14 of the Indenture, as well as Section 8 of the Security, create an ambiguity in the Indenture with respect to whether holders of Securities would receive the consideration contemplated by Section 10.14 upon conversion of the Securities after the 15-day period referred to in Section 10.01(a)(v);

WHEREAS, Section 10.01(a)(v) of the Indenture establishes a 15-day time period during which holders of the Securities may convert the Securities into merger consideration, while Section 10.11 contains no limitation as to the time period;

WHEREAS, Section 10.11 of the Indenture contemplates that a supplemental indenture entered into in connection with any such Transaction will provide for adjustments of the Conversion Price which shall be as nearly equivalent as may be practicable to the adjustments of the Conversion Price provided by Article 10, but does not address the applicability of such adjustments in an election merger;

WHEREAS, pursuant to Sections 9.01(b) of the Indenture, the Company and the Trustee may amend or supplement the Indenture to cure any ambiguity, omission, defect or inconsistency of the Indenture, and pursuant to Section 9.01(c) of the Indenture, Caesars and the Trustee may amend or supplement the Indenture to make any other change that does not adversely affect the rights of any Holder in any material respect;

WHEREAS, regardless of whether a Holder would be permitted to convert the Securities into merger consideration after the 15-day period referred to in Section 10.01(a)(v) or would be permitted to convert the Securities pursuant to the “net share settle” feature of Section 10.14 after the 15-day period referred to in Section 10.01(a)(v), such holder would receive cash, securities or other property having the same aggregate value and therefore would not be adversely affected in any material respect by the applicability of Section 10.14 after such period;

WHEREAS, this Supplemental Indenture is intended to cure the foregoing ambiguities, omissions and inconsistencies and to provide for the continued applicability of Section 10.14 after the 15-day period referred to in Section 10.01(a)(v);

WHEREAS, the execution and delivery of this Supplemental Indenture has been duly authorized by the parties hereto, and all other acts necessary to make this Supplemental Indenture a valid and binding supplement to the Indenture effectively amending the Indenture as set forth herein have been duly taken;

NOW THEREFORE, THIS INDENTURE WITNESSETH, that, for and in consideration of the above premises, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of the Securities, as follows:

Section 1.              Amendments to the Indenture.

The Company and the Trustee hereby agree as follows:

(a)           Section 1.02 of the Indenture is amended in its entirety to read as follows:

“Section 1.02.  Other Definitions.

Term	Defined in Section

Acceleration Notice	6.02(a)
Act	1.05(a)
Agent Members	2.12(e)
Authenticating Agent	2.02
Change in Control Repurchase Date	3.09(a)
Change in Control Repurchase Notice	3.09(c)
Change in Control Repurchase Price	3.09(a)
Company Change in Control Repurchase Notice	3.09(b)
Company Repurchase Notice	3.08(b)
Consolidated Net Tangible Assets	6.01
Conversion Agent	2.03
Conversion Date	10.02(a)
Conversion Value	10.14(a)
Depositary	2.01(b)
Determination Date	10.14(b)
DTC	2.01(b)
Event of Default	6.01
Ex-Dividend Date	10.01(c)
Expiration Time	10.05(d)
Global Security	2.01(b)
Legal Holiday	11.08
Net Share Amount	10.14(b)
Net Shares	10.14(b)

Term	Defined in Section

Non-recourse Debt	6.01
Paying Agent	2.03
Pre-Dividend Sale Price	10.05(e)
Principal Return	10.14(b)
Principal Value Conversion	10.01(a)
Purchased Shares	10.05(d)
QIB	2.06(e)
Quarter	10.01(a)
Redemption Price	3.01(a)
Registrar	2.03
Repurchase Date	3.08(a)
Repurchase Notice	3.08(a)
Repurchase Price	3.08(a)
Rule 144A Information	4.06
Stockholder Rights Plan	10.05(f)
Ten Day Average Closing Stock Price	10.14(a)
Transaction Consideration	10.11
Transaction Conversion Period	10.01(a)
Transfer Restricted Securities	2.06(e)

”

(b)           Section 10.01(a)(v) of the Indenture is amended in its entirety to read as follows:

“(v)         if the Company is party to a consolidation, merger, share exchange, sale of all or substantially all of its properties and assets or other similar transaction, in each case pursuant to which the Common Stock is subject to conversion into cash, securities or other property, from and after the effective date of such transaction until and including the date that is 15 days after the effective date of such transaction (the “Transaction Conversion Period”).”

(c)           Clause (1) of Section 10.02(a) of the Indenture is amended in its entirety to read as follows:

“(1) to the extent applicable, cash in the amount calculated in accordance with Section 10.14,”

(d)           The first paragraph of Section 10.11 of the Indenture is amended in its entirety to read as follows:

“Section 10.11.      Effect of Reclassification, Consolidation, Merger, Share Exchange or Sale on Conversion Privilege.  If any of the following shall occur, namely:  (i) any reclassification or change of outstanding shares of Common Stock (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination); (ii) any consolidation, combination, merger or share exchange to which the Company is a party other than a merger in which the Company is the resulting or surviving corporation and which does not result in any reclassification of, or change (other than a change in name, or par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination) in, outstanding shares of Common Stock; or (iii) any sale or conveyance of all or substantially all of the properties and assets of the Company, then the Company, or such successor or purchasing corporation, as the case may be, shall, as a condition precedent to such reclassification, change, consolidation, merger, share exchange, sale or conveyance, execute and deliver to the Trustee a supplemental indenture providing that (i) during the Transaction Conversion Period, the Holder of each Security then outstanding shall have the right to convert such Security into the kind and amount of cash, securities or other property receivable upon such reclassification, change, consolidation, merger, share exchange, sale or conveyance by a holder of the number of shares of Common Stock deliverable upon conversion of such Security solely into Common Stock at the then applicable Conversion Price immediately prior to such reclassification, change, consolidation, merger, share exchange, sale or conveyance; provided that, if the holders of Common Stock have a right of election as to the kind or amount of cash, securities or other property receivable upon such reclassification, change, consolidation, merger, share exchange, sale or conveyance, the Holder of each Security then outstanding shall have the right to elect to convert such Security (based on the number of shares of Common Stock deliverable upon conversion of such Security solely into Common Stock) into the kind and amount of cash, securities or other property receivable by a holder of Common Stock that exercised such election or the kind of amount of cash, securities or other property receivable by a holder of Common Stock that did not exercise such election on the same basis as the holders of the Common Stock , and (ii) after the Transaction Conversion Period (x) the Securities shall be convertible into the common stock of the surviving entity of such reclassification, change, consolidation, merger, share exchange, sale or conveyance (or the parent of such entity, if the holders of Common Stock received the parent’s common stock in such reclassification, change, consolidation, merger, share exchange, sale or conveyance) as and to the extent convertible into the Common Stock in this Article 10; (y) such common stock shall be the basis for determining the Conversion Value pursuant to Section 10.01, Section 10.14 and the Securities (with the initial Conversion Rate in respect of such common stock equal to the then-existing Conversion Rate multiplied by the number of shares (or fraction thereof) of such common stock issuable for each share of Common Stock in such transaction, assuming conversion of the Securities entirely into Common Stock, and the initial Conversion Price in respect of such common stock equal to the then-existing Conversion Price divided by such number of shares (or fraction thereof)); and (z) such common stock shall be subject to all adjustments contemplated by this Article 10. Such supplemental indenture shall provide for adjustments of the Conversion Price which shall be as nearly equivalent as may be practicable to the adjustments of the Conversion Price provided for in this Article 10.  If, in the case of any such consolidation, merger, share exchange, sale or conveyance, the stock or other securities and property (including cash) receivable thereupon by a holder of Common Stock includes shares of Capital Stock or other securities and property of a corporation other than the successor or purchasing corporation, as the case may be, in such consolidation, merger, share exchange, sale or conveyance, then such supplemental indenture shall also be executed by such other corporation and shall contain such additional provisions to protect the interests of the Holders of the Securities as the Board of Directors shall reasonably consider necessary by reason of the foregoing.  The provision of this Section 10.11 shall similarly apply to successive consolidations, mergers, share exchanges, sales or conveyances.  Notwithstanding the foregoing, a distribution by the Company to all or substantially all holders of Common Stock for which an adjustment to the Conversion Price or provision for conversion of the Securities may be made pursuant to Section 10.05 shall not be deemed to be a sale or conveyance of all or substantially all of the properties and assets of the Company for purposes of this Section 10.11.”

(e)           The first paragraph of the “CONVERSION NOTICE” included in Exhibit A to the Indenture shall be amended in its entirety as follows:

“To convert this Security into Cash and Common Stock of the Company pursuant to Sections 10.01(a)(i), 10.01(a)(ii), 10.01(a)(iii) or 10.01(a)(iv) of the Indenture, check this box ☐

To convert this Security pursuant to Section 10.01(a)(v) of the Indenture, check this box ☐

If you are converting this Security pursuant to Section 10.01(a)(v), state, if applicable, whether you elect to receive the consideration paid to an electing stockholder or a non-electing stockholder:

Electing ☐	Non-Electing ☐

[The form for election by a holder in the event of a transaction contemplated by Section 10.11 of the Indenture shall be adjusted as necessary to give effect to the terms of such transaction.]”

Section 2.              Ratification and Effect.

Except as hereby expressly amended, the Indenture is in all respects ratified and confirmed and all the terms, provisions and conditions thereof shall be and remain in full force and effect.

Upon and after the execution of this Supplemental Indenture, each reference in the Indenture to “this Indenture,” “hereunder,” “hereof” or words of like import referring to the Indenture shall mean and be a reference to the Indenture as modified hereby.

Section 3.              Governing Law.

THE INTERNAL LAWS OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS SUPPLEMENTAL INDENTURE, THE INDENTURE AS SUPPLEMENTED AND AMENDED HEREBY, THE SECURITIES AND THE GUARANTEE WITHOUT REGARD TO THE CONFLICTS OF LAWS PRINCIPLES THEREOF.

Section 4.              Counterpart Originals.

The parties may sign any number of copies of this Supplemental Indenture.  Each signed copy shall be an original, but all of them together represent the same agreement.

Section 5.              The Trustee.

The recitals in this Supplemental Indenture shall be taken as the statements of the Company, and the Trustee assumes no responsibility for their correctness.  The Trustee shall not be responsible or accountable in any manner whatsoever for or with respect to the validity or sufficiency of this Supplemental Indenture.

[Signatures on following page]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed in New York, New York as of the date first written above.

CAESARS ENTERTAINMENT, INC.

By:	/s/ Wesley D. Allison
Name:	Wesley D. Allison
Title:	Senior Vice President, Interim
Chief Financial Officer and Controller

U.S. Bank National Association, as “Trustee”

By:	/s/ Lorianne Rosenberg
Authorized Signatory